File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Participants of the
McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of March 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

San Francisco, California
September 25, 2017

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2017			2016
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
ASSETS
Investments at Fair Value:
Fidelity BrokerageLink	$228,027	$—	$228,027	$209,617	$—	$209,617
Common/collective trusts	2,045,527	—	2,045,527	1,821,287	—	1,821,287
Separately managed accounts	746,736	—	746,736	655,386	—	655,386
McKesson Corp. common stock:
Employer Stock Fund	—	401,910	401,910	—	502,073	502,073
Employee Stock Fund	163,344	—	163,344	193,551	—	193,551
Investments at Contract Value:
BNY Mellon Stable Value Portfolio	250,141	—	250,141	251,884	—	251,884
Total Investments	3,433,775	401,910	3,835,685	3,131,725	502,073	3,633,798
Receivables:
Notes receivable from participants	43,919	—	43,919	46,629	—	46,629
Employer contributions	5,760	—	5,760	5,830	—	5,830
Other receivables	—	129	129	—	1	1
Total Receivables	49,679	129	49,808	52,459	1	52,460
Total Assets	3,483,454	402,039	3,885,493	3,184,184	502,074	3,686,258

LIABILITIES
Other accrued liabilities	—	343	343	—	70	70
Total Liabilities	—	343	343	—	70	70

Net Assets Available for Benefits	$3,483,454	$401,696	$3,885,150	$3,184,184	$502,004	$3,686,188

See Financial Notes

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2017			2016
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
INVESTMENT INCOME/(LOSS)
Net appreciation/(depreciation) in value of investments	$372,374	$(21,047)	$351,327	$(155,726)	$(232,421)	$(388,147)
Dividends and interest	20,637	3,267	23,904	22,882	3,658	26,540
Total Investment Income/(Loss)	393,011	(17,780)	375,231	(132,844)	(228,763)	(361,607)

CONTRIBUTIONS
Participants	178,908	—	178,908	188,395	—	188,395
Employer	79,036	—	79,036	81,626	—	81,626
Total Contributions	257,944	—	257,944	270,021	—	270,021

DEDUCTIONS
Benefits paid to participants	400,165	48,192	448,357	347,479	70,266	417,745
Administrative expenses	1,686	160	1,846	1,865	262	2,127
Total Deductions	401,851	48,352	450,203	349,344	70,528	419,872

Increase/(Decrease) in Net Assets Before Transfers and Mergers	249,104	(66,132)	182,972	(212,167)	(299,291)	(511,458)
Transfers to participant-directed investments	34,176	(34,176)	—	37,499	(37,499)	—
Merger of net assets from other plans	15,990	—	15,990	—	—	—
Increase/(Decrease) in Net Assets	299,270	(100,308)	198,962	(174,668)	(336,790)	(511,458)
Net Assets Available for Benefits at Beginning of Year	3,184,184	502,004	3,686,188	3,358,852	838,794	4,197,646
Net Assets Available for Benefits at End of Year	$3,483,454	$401,696	$3,885,150	$3,184,184	$502,004	$3,686,188
See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES

1. Plan Description
The following description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general informational purposes only. Participants should refer to the plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees or are casual or temporary employees who have worked at least 1,000 hours in a 12 month period at McKesson Corporation (the “Company” or “McKesson” or “Plan Sponsor”) or a participating subsidiary, except seasonal and collectively bargained employees (unless the collective bargaining agreement provides for participation). The plan year is April 1 through March 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company controls and manages the operation and administration of the Plan.
Fidelity Management Trust Company (“Fidelity”) is the trustee and record-keeper of the Plan.
The Plan is comprised of participant-directed and non-participant directed investments, as described below:
A.    Participant-Directed Investments
Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code (the “Code”) Sections 401(k) (12) and 401(m) (11). Participants may make pre-tax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, or after-tax contributions from 1% to 25%, limited to $18,000 for calendar years 2017 and 2016. Participants 50 years of age or older may also elect to make additional pre-tax and/or Roth 401(k) catch-up contributions of up to 75% of eligible pay, limited to $6,000 for calendar years 2017 and 2016. Total employer and employee contributions are limited to the lesser of $54,000 for the plan year ended March 31, 3017 and $53,000 for the plan year ended March 31, 2016, or 100% of taxable compensation. Participants may also contribute amounts representing distributions from other eligible retirement plans.
Participant Accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the contributions and an allocation of earnings and charged with withdrawals and an allocation of losses and administrative expenses paid by the Plan. Allocations are based on participant earnings, or account balances, as defined in the plan document. The participant is entitled to a benefit upon separation from employment based upon the vested portion of the participant's account.
Vesting: In general, for the plan years ended March 31, 2017 and 2016, employer contributions were 100% vested immediately. Dividends automatically reinvested in McKesson common stock are also 100% vested at all times. Certain participants from plans that were merged into the Plan may receive employer contributions that maintain their original vesting schedules.
Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investment options offered under the Plan and change his/her investment options at any time. At March 31, 2017, the Plan allowed participants to direct their accounts into any one or combination of the following investment options:

•
PSIP International Equity Portfolio is comprised of two common/collective trusts: 20% of the portfolio is invested in the Eaton Vance Parametric Emerging Markets Equity Commingled Fund and 80% of the portfolio is invested in the Fidelity Diversified International Commingled Pool.

•	Fidelity BrokerageLink is an investment option that provides access to a self-directed brokerage account.

•
PSIP Fixed Income Portfolio is comprised of investments in 3 common/collective trusts. 40% of the portfolio is invested in the Voya Core Plus Trust Fund, 40% of the portfolio is invested in the Loomis Sayles Core Plus Fixed Income Fund, and 20% of the portfolio is invested in the Manulife Asset Management Company Strategic Fixed Income Fund.

•	SSgA S&P 500 Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the S&P 500 Index. This is a common/collective trust.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

•
Vanguard Target Retirement Trusts are 12 commingled pool options designed for investors expecting to retire around the year indicated in each option’s name. The trusts, which are the Plan’s default investment options, are managed to gradually become more conservative over time. These options are common/collective trusts.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of value companies that are part of the Russell 2000 Value Index. This is a separately managed account.

•
PSIP Small Cap Growth Portfolio invests primarily in smaller growth-oriented U.S. companies that demonstrate the potential to meet certain strategic growth expectations as established by Weatherbie Capital, LLC, the investment manager. This is a separately managed account.

•
Dodge & Cox Large Cap Value Portfolio primarily invests in the stock of large companies where the fund manager believes the long-term earnings prospects are not reflected in the current prices. This is a separately managed account.

•
PSIP Large Cap Growth Portfolio is comprised of two separately managed accounts which invest primarily in the stock of large U.S. companies: 65% of the portfolio is managed by J.P. Morgan Asset Management and 35% is managed by Brown Advisory.

•
BNY Mellon Stable Value Portfolio (the “Stable Value Portfolio”) invests in fixed income investments, insurance wrap contracts, and guaranteed investment contracts (“GICs”). This is a separately managed account.

•	McKesson Employee Stock Fund (the “Employee Stock Fund”) primarily represents investments in McKesson's common stock.
Loans: Participants may apply for one loan from the Plan at a time. The total amount loaned to an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 less the participant's highest outstanding loan balance under the PSIP in the 12 months preceding the loan date, or (iii) the value of the participant’s account attributable to pre-tax, Roth, after-tax, catch-up, and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Loan interest rates ranged from 4.25% to 10.50% at March 31, 2017 and 2016, respectively. Generally, loans may be repaid over a period not to exceed five years, except for residential home loans, which may be repaid over a term not to exceed ten years. Certain loans under qualified plans of acquired companies that were merged into the Plan may have longer repayment terms. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made by electronic fund transfer or check. Notes receivable from participants totaled $43,919,000 and $46,629,000 at March 31, 2017 and 2016, respectively.
Payment of Benefits: Participants have the right to receive a full or partial distribution of their vested PSIP account balance at the time of retirement, death, disability, or termination of employment. In general, when requested by a participant, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of McKesson common stock and/or in the form of installments. The Plan also provides for in-service withdrawals on account of financial hardship or attainment of age 59½. In-service distributions cannot exceed a participant's vested account balance less applicable tax withholdings and penalties. Former employees may remain participants in the Plan and continue directing their investments without taking a distribution until age 70½.
Transfers from Other Qualified Plans: During the year ended March 31, 2017, $9,223,000 of net assets from the Vantage Oncology LLC 401(k) Plan and $6,767,000 of net assets from the Biologics, Inc. 401(k) Profit Sharing Plan were merged into the Plan effective February 13, 2017 and March 31, 2017, respectively . Vantage Oncology Holdings LLC and Biologics, Inc., the sponsors of the plans, were acquired by McKesson in April 2016. There were no transfers from other qualified plans during the year ended March 31, 2016.
B.    Non-Participant Directed Investments
General: The McKesson Employer Stock Fund consists of an Employee Stock Ownership Plan (the “ESOP”) with shares of McKesson common stock that were allocated to participants through employer matching contributions made prior to April 2009 and not yet directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company has the ability to direct contributions into this fund. Participants have the ability to transfer contributions from this fund to participant-directed investments, including the Employee Stock Fund. Total transfers to participant-directed investments for the years ended March 31, 2017 and 2016 were $34,176,000 and $37,499,000, respectively. As of March 31, 2017 and 2016, non-participant directed amounts historically reported as cash and cash equivalents have been reclassified and included in the Employer Stock Fund on the statements of net trust assets available for benefits. The amounts reclassified were $2,588,000 and $4,255,000 as of March 31, 2017 and 2016, respectively.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

C.    Other
Employer Matching Contributions to Participant Accounts: Each pay period, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the first 3% of pay contributed as elective deferrals to the Plan and 50% of the next 2% of pay contributed as elective deferrals to the Plan. An additional annual matching contribution may be allocated to plan participants at the discretion of the Company. The Plan also provides for a true-up matching employer contribution in an amount equal to the difference between (1) a participant’s matching contributions determined based on the participant’s compensation and eligible contributions for the entire plan year and (2) the amount of the participant’s matching contributions actually contributed to the Plan for the plan year. Employer matching contributions were $79,036,000 and $81,626,000 for the years ended March 31, 2017 and 2016, respectively.
Forfeitures of Unvested Participant Account Balances: A rehired employee who has met certain levels of service prior to termination may be entitled to have previously forfeited amounts in the PSIP reinstated. Each plan year, forfeited amounts are used to reinstate previously forfeited amounts of rehired employees, to pay other plan administrative expenses, or to reduce employer contributions.
Diversification out of McKesson Employer Stock Fund and McKesson Employee Stock Fund: Participants may divest their accounts of McKesson common stock and invest in other investment options at any time without restriction.
Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company and its affiliates. Distributions are made in cash, or if a participant elects a distribution in-kind, in the form of Company common stock plus cash for any fractional share.
McKesson Employer Stock Fund: The following table includes information regarding the allocated shares of McKesson common stock, at fair value, held as of March 31 (in thousands):

2017			2016
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
2,693	$97,772	$399,322	3,166	$114,910	$497,818
The per share fair value of McKesson common stock at March 31, 2017 and 2016 was $148.26 and $157.25, respectively. The Fair Value of Shares reported above excludes interest bearing cash of $2,588,000 and $4,255,000 as of March 31, 2017 and 2016, respectively.
2. Significant Accounting Policies
Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value with the exception of fully benefit-responsive investment contracts, which are required to be reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fully benefit-responsive investment contracts at contract value and all other investments at fair value.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan maintains various investment options including mutual funds, Fidelity BrokerageLink, common/collective trusts, separately managed accounts, the Employer Stock Fund, and the Employee Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value or net asset value (“NAV”) as a practical expedient for fair value except for the BNY Mellon Stable Value Portfolio, which is stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Investments entered into through Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common/collective trusts are stated at NAV. Investments in separately managed accounts are valued based on the underlying net assets, which are actively traded and primarily valued using quoted market prices.
The BNY Mellon Stable Value Portfolio is stated at contact value, which represents contributions, plus credited earnings, less participant withdrawals.
Shares of McKesson common stock are valued at quoted market prices on March 31, 2017 and 2016. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as an addition to net depreciation in fair market value of investments or a reduction of net appreciation in fair market value of investments. Consequently, these administrative expenses are reflected as a reduction of investment return for such investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses: Administrative expenses of the Plan are paid by the Plan. The Company, in its discretion, may pay all, a portion, or none of such expenses from time to time.
Benefits: Benefits are recorded when paid.
Notes Receivable: Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

New Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement. Under this ASU, the carrying values of investments measured using the NAV per share practical expedient are no longer required to be categorized within the fair value hierarchy. The ASU also eliminates certain disclosure requirements for investments that are eligible for fair value measurement using the NAV per share practical expedient. We adopted this guidance in the 2017 plan year on a retrospective basis. Refer to Financial Note 4, “Fair Value Measurement,” for the presentation of assets under this amended guidance. Adoption of the amended guidance did not have an effect on the Plan's financial statements.
In February 2017, FASB issued ASU 2017-06, Plan Accounting-Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force).  ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with GAAP.  The amendments are effective for all plan years beginning after December 15, 2018, and are to be applied retrospectively.  Early adoption is permitted.  The Plan is currently evaluating the impact that the guidance will have on the Plan's financial statements.
3. Investments Reported at Contract Value
The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants a stable return on investment and protection of principal from changes in market interest rates.
Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The traditional GIC crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

Separate account GICs are group annuity contracts that pay a rate of return that is reset periodically (typically quarterly), offer book value accounting, and provide benefit responsiveness for participant-directed withdrawals. The crediting rate reflects the experience of assets that are separated from the insurance company’s general account assets. The liabilities associated with an insurance company separate account are paid from the assets held in that separate account. The insurance company’s general account assets back the separate accounts to fulfill separate account obligations. Separate account assets cannot be used to satisfy general account liabilities.
Fixed maturity synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit-responsive payments will be made for participant-directed withdrawals.
Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.
The fixed maturity synthetic and constant duration synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise.
The initial crediting rates for both the fixed maturity synthetic and constant duration synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The fixed maturity synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The constant duration synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value, and the average duration of the underlying assets. The crediting rate for constant duration synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
Withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value, though such events are not probable of occurring. Instead, fair value would likely be used in determining the payouts to the participants, should any of the following events occur:

•	Employer-initiated events — events within the control of the Plan or the Plan Sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
Issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

The portfolio holdings in the BNY Mellon Stable Value Portfolio as of March 31 are shown below (in thousands):

	2017	2016
	Investment at Contract Value	Investment at Contract Value
Cash/Cash Equivalents:
Fidelity Management Trust Company	$8,691	$15,622
Traditional GIC:
Metropolitan Life Insurance Company	—	2,017
Fixed Maturity Synthetic GIC:
American General Life	33,504	29,174
Constant Duration Synthetic GICs:
Pacific Life	43,840	47,619
RGA Reinsurance Company	24,664	21,111
Prudential	49,552	48,313
Transamerica Premier Life	46,090	45,088
Voya Retirement Insurance & Annuity Company	21,497	21,155
Separate Account GICs:
New York Life	22,303	21,785
Total	$250,141	$251,884

4. Fair Value Measurement
Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 —
quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means;

Level 3 —	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31 (in thousands):

	2017
	Total	Level 1	Level 2
Fidelity BrokerageLink:
Mutual funds	$140,280	$140,280	$—
Common and preferred stock	83,100	83,100	—
Fixed income investments	3,035	—	3,035
Other	1,612	1,327	285
Separately managed accounts:
Common and preferred stock	730,276	730,276	—
Mutual funds	16,460	16,460	—
Employer and Employee Stock Funds	565,254	565,254
Total	$1,540,017	$1,536,697	$3,320
Assets held at NAV practical expedient (1)
Common/collective trusts	2,045,527
Total plan assets	$3,585,544

	2016
	Total	Level 1	Level 2
Fidelity BrokerageLink:
Mutual funds	$135,966	$135,966	$—
Common and preferred stock	69,933	69,933	—
Fixed income investments	1,948	—	1,948
Other	1,770	1,271	499
Separately managed accounts:
Common and preferred stock	642,997	642,997	—
Mutual funds	12,389	12,389	—
Employer and Employee Stock Funds	695,624	695,624
Total	$1,560,627	$1,558,180	$2,447
Assets held at NAV practical expedient (1)
Common/collective trusts	1,821,287
Total plan assets	$3,381,914

(1) Common/collective trusts for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a reconciling item to total investments measured at fair value presented in the statements of net assets available for benefits.

For the years ended March 31, 2017 and 2016, there were no investments classified as level 3 nor were there any significant transfers in or out of levels 1, 2, or 3. Below is a description of the valuation methodologies used for the fair value measurements.
Mutual funds are publicly traded investments which are valued using NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

Common/collective trusts are valued using NAV. The NAV of a common/collective trust is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
Separately managed accounts are valued based on the fair values of the underlying securities, which are primarily valued using quoted market prices.
Investments in Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.
The Plan makes certain investments where the fair value is measured by NAV per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31 (in thousands):

	2017			2016
	Fair Value	Redemption Frequency	Redemption Notice Period	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$2,045,527	As needed	1-5 days	$1,821,287	As needed	1-5 days

5. Federal Income Tax Status
On November 26, 2013, the Internal Revenue Service issued a favorable determination letter to the Plan indicating that, in its opinion, the terms of the Plan conform to the requirements of Section 401(a) of the Code. In addition, the Company and the plan administrator believe that the Plan, in form and operation, complies with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of March 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.
6. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.
7. Exempt Related Party Transactions
At March 31, 2017 and 2016, respectively, the Plan held approximately 3,784,000 and 4,382,000 common shares of McKesson Corporation, the Plan Sponsor, with a cost basis of $218,097,000 and $245,487,000. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2017 and 2016, the Employer Stock Fund held 2,693,000 and 3,166,000 common shares, respectively. At March 31, 2017 and 2016, the Employee Stock Fund held 1,091,000 and 1,216,000 common shares, respectively. These transactions qualify as exempt party-in-interest transactions.
McKesson declared dividends of $1.12 and $1.08 per share during the years ended March 31, 2017 and 2016, respectively. During the years ended March 31, 2017 and 2016, the Employer Stock Fund recognized dividend income from McKesson common shares of $3,256,000 and $3,650,000, respectively. During the years ended March 31, 2017 and 2016, the Employee Stock Fund recognized dividend income from McKesson common shares of $1,296,000 and $1,353,000, respectively. McKesson dividends received by the Plan were reinvested respectively in the Employer and Employee Stock Funds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Generally, investment options (other than mutual funds and publicly offered securities) may qualify as party-in-interest transactions if the issuer, investment manager, or trustee of the investment option is a plan fiduciary or service provider. Fees for investment management services are allocated to the participants with balances in those funds.
8. Subsequent Event
Effective April 3, 2017, $7,021,000 of net assets from the Laboratory Supply Company 401(k) Plan were merged into the Plan. McKesson acquired Laboratory Supply Company in May 2016.
9. Reconciliation of Financial Statements to Form 5500
Net assets available for benefits reported in the financial statements at March 31, 2017 and 2016 agree to net assets available for benefits reported at March 31, 2017 and 2016 in the Form 5500. There were no reconciling adjustments in either year.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
*MCKESSON EMPLOYER STOCK FUND (allocated)
*MCKESSON CORP	$97,771,823	2,693,389	$399,321,853
FID INSTL CASH US GOVT FD (INTEREST BEARING CASH)	2,589,175	2,589,175	2,589,175
*MCKESSON EMPLOYEE STOCK FUND
*MCKESSON CORP	120,325,145	1,090,681	161,704,365
FID INSTL CASH US GOVT FD (INTEREST BEARING CASH)	679,858	679,858	679,858
SETTLEMENT ADJUSTMENTS	**	**	959,229
TOTAL MCKESSON STOCK FUNDS			565,254,480

*PSIP INTERNATIONAL
EATON VANCE TRUST COMPANY COLLECTIVE INV TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND	25,856,601	2,433,180	26,590,482
FIDELITY DIVERSIFIED INTERNATIONAL COMPANY	104,897,956	9,588,029	106,361,930
*PSIP FIXED INCOME PORTFOLIO
LOOMIS SAYLES CORE PLUS FIXED INCOME FUND	3,766,314	51,315,215	52,991,803
VOYA CORE PLUS TRUST FUND	5,214,327	52,205,370	52,991,803
MANULIFE ASSET MANAGEMENT TRUST COMPANY STRATEGIC FIXED INCOME FUND	2,491,997	25,898,999	26,495,902
*SSGA S&P 500 INDEX	247,479,251	10,722,708	487,643,475
*VANGUARD TARGET INCOME	25,988,665	694,528	27,690,844
*VANGUARD TARGET 2010	17,822,600	451,474	18,912,264
*VANGUARD TARGET 2015	49,934,397	1,207,068	54,100,782
*VANGUARD TARGET 2020	181,235,731	4,197,069	197,765,896
*VANGUARD TARGET 2025	218,605,045	4,932,152	240,590,373
*VANGUARD TARGET 2030	213,119,104	4,679,733	236,045,744
*VANGUARD TARGET 2035	177,044,080	3,790,068	197,386,741
*VANGUARD TARGET 2040	131,010,136	2,760,804	146,709,127
*VANGUARD TARGET 2045	80,562,677	1,692,007	90,183,961
*VANGUARD TARGET 2050	48,345,426	1,012,316	53,976,702
*VANGUARD TARGET 2055	18,463,607	383,638	20,428,739
*VANGUARD TARGET 2060	7,814,302	270,328	8,660,294
TOTAL COMMON/COLLECTIVE TRUSTS			2,045,526,862

*DODGE & COX LARGE CAP VALUE PORTFOLIO
AEGON NV (NY REGD) NY REG SH	1,588,755	284,700	1,460,511
ALNYLAM PHARMACEUTICALS	912,386	20,000	1,025,000
ALPHABET INC CL A	359,845	1,000	847,800
ALPHABET INC CL C	3,540,576	7,523	6,240,780
AMERICAN EXPRESS CO	5,399,419	80,000	6,328,800
ANADARKO PETROLEUM CORP	3,040,689	58,700	3,639,400
ANTHEM INC	1,334,102	10,900	1,802,642
APACHE CORP	5,594,262	82,000	4,213,980
ASTRAZENECA PLC SPONS ADR	4,741,781	157,500	4,904,550
BAKER HUGHES INC	3,450,855	72,100	4,313,022
BANK OF AMERICA CORPORATION	6,015,596	495,900	11,698,281
BANK OF NEW YORK MELLON CORP	3,410,652	121,400	5,733,722
BB&T CORP	1,806,240	66,000	2,950,200
BRISTOL-MYERS SQUIBB CO	3,605,112	63,500	3,453,130
CAPITAL ONE FINANCIAL CORP	4,982,377	121,000	10,485,860
CELANESE CORP SER A	1,900,752	39,500	3,549,075

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
CHARTER COMM INC A	6,433,496	28,082	9,191,800
CIGNA CORP	3,315,146	37,500	5,493,375
CISCO SYSTEMS INC	4,800,489	176,000	5,948,800
COACH INC	2,132,466	42,000	1,735,860
COMCAST CORP CL A	2,048,502	204,000	7,668,360
CONCHO RESOURCES INC	1,593,431	16,200	2,079,108
CORNING INC	1,390,224	94,400	2,548,800
DANAHER CORP	996,116	16,000	1,368,480
DELL TECH INC CL V	1,217,161	25,102	1,608,536
DISH NETWORK CORP A	1,265,049	37,700	2,393,573
EXPRESS SCRIPTS HLDG CO	5,370,361	71,000	4,679,610
FEDEX CORP	2,732,240	32,500	6,342,375
GOLDMAN SACHS GROUP INC	4,854,269	38,000	8,729,360
HARLEY-DAVIDSON INC	1,583,973	30,000	1,815,000
HEWLETT PACKARD ENTERPRISE CO	5,940,256	394,900	9,359,130
HP INC	4,519,448	342,800	6,129,264
JOHNSON CONTROLS INTERNAT	1,999,704	50,053	2,108,232
JPMORGAN CHASE & CO	3,776,503	74,800	6,570,432
JUNIPER NETWORKS INC	1,328,523	53,500	1,488,905
LIBERTY INTERACTIVE CORP CL A	751,759	68,200	1,365,364
MAXIM INTEGRATED PRODUCTS INC	1,259,655	55,000	2,472,800
MEDTRONIC PLC	2,421,987	33,000	2,658,480
MERCK & CO INC NEW	1,148,613	37,000	2,350,980
METLIFE INC	5,008,237	116,000	6,127,120
MICROSOFT CORP	3,101,389	112,000	7,376,320
NATIONAL OILWELL VARCO INC	4,135,671	82,900	3,323,461
NETAPP INC	1,350,413	39,800	1,665,630
NEWS CORP NEW CL A	157,220	26,225	340,925
NOVARTIS AG SPON ADR	6,575,993	106,000	7,872,620
PRICELINE GROUP INC	2,485,649	2,000	3,559,940
SANOFI SPON ADR	8,092,541	200,000	9,050,000
SCHLUMBERGER LTD	5,023,463	72,000	5,623,200
SCHWAB CHARLES CORP	4,650,824	262,300	10,704,463
SPRINT CORP	2,378,814	456,043	3,958,453
SYNOPSYS INC	908,339	35,000	2,524,550
TARGET CORP	1,874,186	30,500	1,683,295
TE CONNECTIVITY LTD	1,223,621	44,000	3,280,200
TIME WARNER INC	2,784,996	87,900	8,588,709
TWENTY FIRST CENTURY FOX CL B	1,157,989	40,000	1,271,200
TWENTY FIRST CENTURY FOX INC-A	3,259,380	195,000	6,316,050
UNION PACIFIC CORP	3,069,418	39,500	4,183,840
UNITEDHEALTH GROUP INC	2,126,597	26,200	4,297,062
VMWARE INC CL A	1,395,594	24,700	2,275,858
WAL MART STORES INC	4,196,437	63,000	4,541,040
WEATHERFORD INTERNATIONAL PLC	1,611,181	114,800	763,420
WELLS FARGO & CO	8,160,839	194,100	10,803,606
ZAYO GROUP HOLDINGS INC	1,282,254	39,500	1,299,550
SSBK STIF FUND (INTEREST BEARING CASH)	3,298,004	3,298,004	3,298,004
SETTLEMENT ADJUSTMENTS	**	**	1,160,864
*PSIP LG CAP GROWTH PORTFOLIO

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
ACTIVISION BLIZZARD INC	2,277,834	61,435	3,063,149
ACUITY BRANDS INC	3,022,978	13,561	2,766,444
ADOBE SYSTEMS INC	3,902,471	49,229	6,406,170
AKAMAI TECHNOLOGIES INC	2,012,522	31,238	1,864,909
ALEXION PHARMACEUTICALS INC	2,213,922	15,679	1,900,922
ALPHABET INC CL A	546,342	1,304	1,105,531
ALPHABET INC CL C	7,291,416	13,714	11,376,586
AMAZON.COM INC	5,548,083	13,628	12,081,767
AMPHENOL CORPORATION CL A	1,910,156	48,881	3,478,861
ANSYS INC	961,602	12,144	1,297,829
APPLE INC	3,888,398	39,798	5,717,381
APPLIED MATERIALS INC	1,681,128	57,233	2,226,364
BECTON DICKINSON & CO	2,012,945	12,032	2,207,150
BOSTON SCIENTIFIC CORP	1,950,029	86,252	2,145,087
BROADCOM LTD	1,382,859	16,730	3,663,201
CELGENE CORP	266,304	3,220	400,665
COGNIZANT TECH SOLUTIONS CL A	1,202,164	27,026	1,608,588
COMCAST CORP CL A	2,604,940	117,532	4,418,028
CONSTELLATION BRANDS INC CL A	940,672	7,638	1,237,891
COSTCO WHOLESALE CORP	2,003,029	17,142	2,874,542
DANAHER CORP	1,961,576	35,443	3,031,440
DELTA AIR INC	2,338,513	71,930	3,305,903
DEXCOM INC	2,140,254	25,296	2,143,330
ECOLAB INC	3,401,293	36,606	4,588,196
EDWARDS LIFESCIENCES CORP	1,407,774	15,674	1,474,453
ELECTRONIC ARTS INC	1,959,593	23,448	2,099,065
EQUINIX INC	932,965	2,527	1,011,735
ESTEE LAUDER COS INC CL A	1,847,335	27,067	2,295,011
FACEBOOK INC A	3,684,296	59,549	8,458,935
FLEETCOR TECHNOLOGIES INC	2,090,799	13,340	2,020,076
FORTIVE CORP	1,656,865	38,070	2,292,575
GENPACT LTD	1,211,860	68,766	1,702,646
GILEAD SCIENCES INC	461,633	8,183	555,789
HOME DEPOT INC	2,759,306	35,383	5,195,286
HONEYWELL INTL INC	1,345,104	15,673	1,957,088
HUMANA INC	668,544	3,209	661,503
ILLUMINA INC	912,763	6,477	1,105,235
INCYTE CORP	527,452	4,950	661,667
INTERCONTINENTAL EXCHANGE INC	1,629,685	31,359	1,877,463
INTUITIVE SURGICAL INC	4,920,561	8,884	6,809,319
LAS VEGAS SANDS CORP	954,879	16,165	922,537
LYONDELLBASELL INDS CLASS A	383,553	5,445	496,530
MASTERCARD INC CL A	2,650,801	44,633	5,019,874
MEAD JOHNSON NUTRITION CO	1,389,274	17,860	1,590,969
MERCADOLIBRE INC	1,162,830	6,775	1,432,709
MICROSOFT CORP	3,291,038	62,117	4,091,026
MONSTER BEVERAGE CORP NEW	1,802,389	37,716	1,741,348
MORGAN STANLEY	1,054,646	24,330	1,042,297
NETFLIX INC	1,251,096	15,992	2,363,778
NEWELL BRANDS INC	1,307,122	24,662	1,163,307

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
NORTHROP GRUMMAN CORP	747,741	4,184	995,123
NVIDIA CORP	2,125,306	43,076	4,692,269
NXP SEMICONDUCTORS NV	2,269,280	27,620	2,858,670
PAYPAL HLDGS INC	3,239,638	85,665	3,685,308
PIONEER NATURAL RESOURCES CO	1,216,514	7,487	1,394,304
PRICELINE GROUP INC	1,972,403	1,451	2,582,736
REGENERON PHARMACEUTICALS INC	589,159	1,878	727,744
REYNOLDS AMERICAN INC	290,834	6,542	412,277
ROCKWELL AUTOMATION INC	716,122	4,700	731,837
ROPER TECHNOLOGIES INC	3,587,574	20,942	4,324,314
ROSS STORES INC	1,525,879	26,301	1,732,447
S&P GLOBAL INC	1,751,379	13,969	1,826,307
SALESFORCE.COM INC	2,125,773	42,800	3,530,572
SBA COMMUNICATIONS CORP CL A	1,925,614	20,002	2,407,641
SCHWAB CHARLES CORP	2,840,672	86,824	3,543,287
SERVICENOW INC	2,041,639	27,972	2,446,711
SHERWIN WILLIAMS CO	874,265	4,684	1,452,930
SMITH (AO) CORP	1,443,300	29,595	1,514,080
SNAP INC - A	853,124	42,350	954,146
SOUTHWEST AIRLINES CO	1,685,843	32,738	1,759,995
SPLUNK INC	578,768	8,786	547,280
STARBUCKS CORP	1,228,500	36,922	2,155,876
SVB FINL GROUP	586,350	3,370	627,123
TESLA MOTORS INC	770,154	4,130	1,149,379
THERMO FISHER SCIENTIFIC INC	3,051,721	20,382	3,130,675
TJX COMPANIES INC NEW	1,660,990	21,740	1,719,199
TRIPADVISOR INC	2,917,384	43,281	1,868,008
ULTA SALON COSMETICS & FRG INC	2,812,265	13,123	3,743,073
UNITED RENTALS INC	1,086,399	8,720	1,090,436
UNITEDHEALTH GROUP INC	1,297,391	8,121	1,331,925
VANTIV INC	1,923,778	36,216	2,322,170
VERISIGN INC	664,474	7,975	694,702
VERTEX PHARMACEUTICALS INC	1,525,022	15,199	1,662,011
VISA INC CL A	3,415,934	73,383	6,521,547
VULCAN MATERIALS CO	1,106,190	9,825	1,183,716
WESTINGHOUSE AIR BRAKE TEC CRP	1,633,684	23,247	1,813,266
SSBK GOVT STIF FUND (INTEREST BEARING CASH)	8,960,498	8,960,498	8,960,498
SETTLEMENT ADJUSTMENTS	**	**	(385,201)
*PSIP SMALL CAP GROWTH PORTFOLIO
ACADIA PHARMACEUTICALS	1,232,919	43,797	1,505,741
ADVISORY BOARD CO	1,161,743	27,472	1,285,690
AERIE PHARMACEUTICALS INC	298,765	15,300	693,855
BOFI HOLDING INC	2,780,498	130,579	3,412,029
CANADA GOOSE HLDGS (US)	893,756	54,258	865,958
CHUY'S HOLDINGS INC	1,283,722	44,920	1,338,616
COTIVITI HOLDINGS INC	1,954,243	78,558	3,270,370
DIPLOMAT PHARMACY INC	578,030	31,612	504,211
DORMAN PRODUCTS INC	15,868	291	23,900
EBIX INC	3,252,198	55,678	3,410,278
EPAM SYSTEMS INC	1,721,161	28,246	2,133,138

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
EVERBRIDGE INC	2,558,548	156,666	3,216,353
FINANCIAL ENGINES INC	443,627	11,243	489,633
FIRSTSERVICE CORP (US)	2,870,693	101,141	6,098,802
FRANCESCA'S HOLDINGS CORP	1,290,056	79,527	1,220,739
GLOBANT SA	1,280,050	37,590	1,368,276
GOPRO INC A	1,552,107	105,977	922,000
GREENLIGHT CAPITAL RE A	569,741	23,099	510,488
GTT COMMUNICATIONS INC	3,004,960	150,735	3,670,397
H&E EQUIPMENT SVCS INC	1,471,192	70,169	1,720,544
HEICO CORP	1,864,881	33,244	2,898,877
HUBSPOT INC	1,179,355	22,123	1,339,548
INDEPENDENT BANK GROUP	1,490,930	31,423	2,020,499
INSULET CORP	3,777,547	106,296	4,580,295
IPG PHOTONICS CORP	1,593,952	19,320	2,331,924
MACOM TECH SOLN HLDS INC	4,422,406	105,465	5,093,960
MEDPACE HOLDINGS INC	44,979	1,634	48,775
MIDDLEBY CORP	3,201,335	32,125	4,383,456
NORD ANGLIA EDUCATION INC	1,187,104	54,852	1,389,950
OLLIES BARGAIN OUTLET HLD	1,577,176	66,400	2,224,400
PAYLOCITY HOLDING CORP	4,019,845	122,342	4,726,071
PLANET FITNESS INC CL A	1,983,844	98,293	1,894,106
PORTOLA PHARMACEUTICALS	1,838,192	80,739	3,164,161
PROTO LABS INC	460,019	7,571	386,878
PUMA BIOTECHNOLOGY INC	2,259,066	34,068	1,267,330
REALPAGE INC	305,912	15,072	526,013
SIGNATURE BANK	2,887,844	22,358	3,317,704
SITEONE LANDSCAPE SUPPLY	1,878,832	54,272	2,627,308
SPS COMMERCE INC	654,904	11,469	670,822
STAMPS.COM INC	3,494,032	38,907	4,604,643
STRATASYS LTD	238,096	10,788	221,046
TRADE DESK INC	1,191,073	32,253	1,201,424
ULTIMATE SOFTWARE GROUP	3,764,502	22,352	4,363,334
ULTRAGENYX PHARMA INC	1,584,422	21,555	1,460,998
US PHYSICAL THERAPY INC	1,854,128	32,270	2,107,231
VIRTUS INVESTMENT PARTNER	2,495,318	17,160	1,817,244
WAGEWORKS INC	1,609,726	33,249	2,403,903
WAYFAIR INC	3,406,814	94,150	3,812,134
XPO LOGISTICS INC	2,339,221	65,017	3,113,664
2U INC	950,217	29,660	1,176,316
BBH STIF FUND (INTEREST BEARING CASH)	3,910,404	3,910,404	3,910,404
SETTLEMENT ADJUSTMENTS	**	**	(454,026)
*FISHER SMALL CAP VALUE PORTFOLIO
AAR CORP	393,032	15,200	511,176
ACADIA RLTY TR REIT	539,189	29,225	878,504
ANIXTER INTL INC	660,921	11,293	895,535
ARTISAN PARTNERS ASSET MG	1,287,386	37,600	1,037,760
ASPEN TECHNOLOGIES	1,149,942	30,046	1,770,310
ATLAS AIR WORLD	750,094	19,000	1,053,550
AVISTA CORP	213,262	9,984	389,875
BANCORPSOUTH INC	1,001,888	49,225	1,489,056

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
BEACON ROOFING SUPPLY INC	1,078,641	28,366	1,394,473
BIO RAD LABS CL A	531,743	5,212	1,038,960
BOSTON BEER COMPANY CL A	1,322,316	8,800	1,272,920
CALATLANTIC GROUP INC	1,037,651	39,362	1,474,107
CAPITOL FED FINL (2ND STE	527,985	44,375	649,206
CAVIUM INC	1,017,954	15,500	1,110,730
CHEMED CORP	934,737	9,300	1,699,017
CONMED CORP	1,159,095	28,000	1,243,480
CORELOGIC INC	1,411,352	37,733	1,536,488
CORPORATE OFFC PROPERTIES	501,498	12,751	422,058
DARLING INGREDIENTS INC	443,189	25,725	373,527
DOMINOS PIZZA INC	940,401	24,611	4,535,807
DRIL-QUIP INC	416,577	7,150	390,033
DST SYSTEMS INC	1,538,597	13,900	1,702,750
DUPONT FABROS TECH INC	588,392	22,650	1,123,214
EAST WEST BANCORP INC	1,097,911	42,541	2,195,541
EDUCATION REALTY TR INC	581,868	18,011	735,749
FINISAR CORP	1,245,092	78,375	2,142,773
FIRST AMERICAN FIN CORP	1,232,026	31,089	1,221,176
GLACIER BANCORP INC	613,597	39,273	1,332,533
GREENHILL & CO INC	1,461,646	38,485	1,127,611
HEICO CORP	1,221,305	22,200	1,935,840
HELEN OF TROY LTD	1,633,824	17,353	1,634,653
HELMERICH & PAYNE INC	278,449	6,608	439,895
HILL-ROM HOLDINGS INC	1,022,113	35,150	2,481,590
HUB GROUP INC CL A	1,115,973	27,100	1,257,440
IDACORP INC	208,167	5,848	485,150
INFINERA CORP	1,211,250	127,400	1,303,302
INGREDION INC	739,468	13,848	1,667,715
INTEGER HOLDINGS CORP	1,009,528	27,500	1,105,500
INTEGRA LIFESCIENCES HLDS	1,230,519	60,950	2,567,824
ISHRES TR RUSL 2000 VAL E	959,273	9,354	1,105,269
JANUS CAPITAL GROUP INC	789,017	75,784	1,000,349
KANSAS CITY SOUTHERN	479,086	8,569	734,877
KB HOME	1,072,477	66,200	1,316,056
LANCASTER COLONY CORP	965,685	8,795	1,133,148
LIFE STORAGE INC	781,778	15,202	1,248,388
LITTELFUSE INC	1,315,002	10,600	1,695,046
MAGELLAN HEALTH INC	838,000	14,300	987,415
MEREDITH CORP.	776,673	19,125	1,235,475
MERITAGE HOMES CORP	1,404,082	32,300	1,188,640
MID AMERICA APT CMNTY INC	606,323	10,851	1,103,981
MSC INDU DIRECT CO CL A	549,880	8,900	914,564
MUELLER INDUSTRIES INC	311,914	22,964	786,058
NATUS MEDICAL INC	943,752	33,000	1,295,250
NETSCOUT SYSTEMS INC	1,478,336	51,000	1,935,450
NORTHWEST NATURAL GAS CO	176,037	3,787	223,812
NUVASIVE INC	820,255	25,300	1,889,404
OCEANEERING INTL INC	337,270	9,465	256,312
PACWEST BANCORP	1,229,919	35,467	1,888,972

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
PAREXEL INTL CORP	971,634	31,825	2,008,476
PEGASYSTEMS INC	777,454	59,819	2,623,063
PLEXUS CORP	699,394	17,477	1,010,171
POOL CORP	876,487	30,945	3,692,667
PRESTIGE BRANDS HLDGS INC	710,611	44,100	2,450,196
QORVO INC	404,818	23,390	1,603,618
REGAL BELOIT CORP	535,527	8,878	671,621
RLJ LODGING TRUST	982,861	38,100	895,731
SCOTTS MIRACLE GRO CO	1,035,014	21,847	2,040,291
SELECT MEDICAL HLDGS CORP	1,009,412	77,200	1,030,620
STERIS PLC	1,911,142	25,794	1,791,651
STIFEL FINANCIAL CORP	1,559,854	44,275	2,222,162
STRATASYS LTD	1,721,460	73,400	1,503,966
SVB FINL GROUP	1,522,235	24,218	4,506,728
TELEDYNE TECHNOLOGIES INC	373,900	6,771	856,261
TEXAS CAPITAL BANCSHARES	1,116,038	24,515	2,045,777
TORO CO	394,686	27,674	1,728,518
TREEHOUSE FOODS INC	564,732	10,115	856,336
UMB FINANCIAL CORP	954,371	15,055	1,133,792
UMPQUA HOLDINGS CORP	1,309,977	74,300	1,318,082
VEECO INSTRUMENT	1,098,208	34,575	1,032,064
VERIFONE SYSTEMS INC	1,144,528	61,100	1,144,403
VERINT SYSTEMS INC	1,881,944	37,900	1,643,913
VISHAY INTERTECHNOLOGY	1,311,825	95,675	1,573,854
WADDELL & REED FINL CL A	898,304	27,682	470,594
WEBSTER FINANCIAL	991,366	45,569	2,280,273
WINTRUST FINANCIAL CORP	1,234,724	28,506	1,970,335
WRIGHT MEDICAL GROUP NV	694,316	32,782	1,020,176
BBH STIF FUND (INTEREST BEARING CASH)	292,350	292,350	292,350
SETTLEMENT ADJUSTMENTS	**	**	158,045
TOTAL SEPARATELY MANAGED ACCOUNTS			746,735,731

*BNY MELLON STABLE VALUE PORTFOLIO:
*FIDELITY MGMT TRUST CO (INTEREST BEARING CASH)	8,690,772	0.51%	8,690,772
*NEW YORK LIFE GA 29029	**	2.22%	22,303,261
SYNTHETIC GICS
*AMERICAN GENERAL LIFE 1635583	**	1.18%	**
AMERICAN GENERAL LIFE CASH ACCOUNT	498,538	498,538	498,538
AEPWV 2013-1 A1	**	2.01%	845,328
COMM 2012-CR5 A2	**	1.68%	550,841
CARMX 2016-1 A3	**	1.61%	600,265
CARMX 2016-2 A3	**	1.52%	897,457
CNP 2012-1 A2	**	2.16%	1,015,749
CHAIT 2016-A4 A4	**	1.49%	1,281,647
CCCIT 2017-A2 A2	**	1.74%	1,607,572
CGCMT 2014-GC19 A2	**	2.79%	1,169,719
CGCMT 2014-GC21 A1	**	1.24%	595,497
CGCMT 2016-GC36 A1	**	1.61%	890,755
CMRS 2014-A A1	**	1.33%	298,118
DUK 1.731 09/01/22	**	1.73%	632,003

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
FNR 2011-87 JA	**	3.00%	896,282
FNR 2011-104 KH	**	2.00%	536,326
FNR 2011-98 VC	**	3.50%	605,668
FNR 2011-106 LE	**	3.00%	11,508
FNR 2012-1 AE	**	1.75%	196,007
FNR 2013-21 BA	**	1.00%	479,992
FNR 2014-91 PB	**	3.00%	410,245
FHR 3759 LX	**	4.00%	727,177
FHR 3875 UA	**	3.50%	303,933
FHR 4001 MH	**	2.00%	424,641
FHR 4002 DB	**	2.00%	258,886
FHR 4015 ME	**	2.25%	1,486,182
FHR 4251 GD	**	2.50%	455,767
FHR 4368 HG	**	3.00%	451,217
FHR 4487 CB	**	3.50%	392,637
FHR 2591 QO	**	4.50%	35,108
FHR 2668 AZ	**	4.00%	93,515
FNR 2011-36 QC	**	3.00%	140,653
GSMS 2012-GCJ9 A2	**	1.76%	741,318
GN 784237	**	4.50%	1,158,912
GMALT 2015-3 A3	**	1.69%	400,878
GNR 2010-87 NE	**	3.00%	28,722
GNR 2010-113 EA	**	2.00%	369,818
GNR 2010-114 DE	**	3.00%	131,510
GNR 2010-115 GH	**	2.25%	9,799
GNR 2010-167 MK	**	3.50%	828,054
GNR 2011-102 DL	**	2.50%	120,338
GNR 2012-7 AD	**	3.00%	364,948
GNR 2012-12 GE	**	3.00%	571,844
GNR 2013-127 A	**	2.00%	218,916
GNR 2013-193 A	**	2.00%	681,200
GNR 2015-16 GM	**	2.00%	1,232,778
GNR 2015-179 GJ	**	3.00%	1,311,903
JDOT 2016-A A3	**	1.36%	599,115
JDOT 2016-B A3	**	1.25%	497,173
LBUBS 2007-C7 A3	**	5.87%	943,846
MBART 2016-1 A3	**	1.26%	746,317
MSBAM 2013-C13 A1	**	1.12%	219,255
NAROT 2016-C A3	**	1.18%	570,049
T 0 7/8 06/15/19	**	0.88%	1,373,122
WFCM 2016-BNK1 A1	**	1.32%	1,397,427
WRAP FAIR VALUE	**	**	197,415
*RGA RGA00042	**	2.26%	**
1-3 YEAR GOVERNMENT BOND INDEX FUND	**	36,253	2,981,275
INTERMEDIATE GOVERNMENT BOND INDEX FUND	**	29,434	2,439,225
1-3 YEAR CREDIT BOND INDEX FUND	**	124,391	1,453,679
INTERMEDIATE CREDIT BOND INDEX FUND	**	131,508	7,046,650
ABS BOND INDEX FUND	**	130,157	4,434,954
MBS INDEX FUND	**	112,972	5,657,030
COMMERCIAL MBS BOND INDEX FUND	**	21,860	625,821

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
WRAP FAIR VALUE	**	**	25,108
*PACIFIC LIFE G-27306.01.0001	**	2.48%	**
1-3 YEAR GOVERNMENT BOND INDEX FUND	**	64,980	5,342,611
INTERMEDIATE GOVERNMENT BOND INDEX FUND	**	52,697	4,371,227
1-3 YEAR CREDIT BOND INDEX FUND	**	222,921	2,605,075
INTERMEDIATE CREDIT BOND INDEX FUND	**	235,672	12,627,991
ABS BOND INDEX FUND	**	233,253	7,947,686
MBS INDEX FUND	**	202,457	10,137,716
COMMERCIAL MBS BOND INDEX FUND	**	39,175	1,121,507
WRAP FAIR VALUE	**	**	(313,897)
*TRANSAMERICA PREMIER LIFE MDA01116TR	**	2.20%	**
1-3 YEAR GOVERNMENT BOND INDEX FUND	**	67,602	5,559,262
INTERMEDIATE GOVERNMENT BOND INDEX FUND	**	54,886	4,548,487
1-3 YEAR CREDIT BOND INDEX FUND	**	231,956	2,710,715
INTERMEDIATE CREDIT BOND INDEX FUND	**	245,226	13,140,076
ABS BOND INDEX FUND	**	242,706	8,269,977
MBS INDEX FUND	**	210,663	10,548,815
COMMERCIAL MBS BOND INDEX FUND	**	40,762	1,166,986
WRAP FAIR VALUE	**	**	145,623
*PRUDENTIAL GA 62189	**	2.50%	**
PRUDENTIAL CORE CONS INTER BOND FUND	**	3,868,668	49,937,025
WRAP FAIR VALUE	**	**	(385,273)
*VOYA RET INS & ANNUITY CO MCA-60445	**	1.55%	**
VOYA DEDICATED MULTI-SECTOR SV TRUST FUND	**	2,006,024	21,337,694
WRAP FAIR VALUE	**	**	159,607
TOTAL BNY MELLON STABLE VALUE PORTFOLIO			250,140,575

*FIDELITY BROKERAGELINK	208,533,570	73,808,259	228,027,168

*Outstanding loan balances, maturing 2017-2032 (5,010 loans, interest rates from 4.25% to 10.50%)	43,919,188	**	43,919,188
TOTAL			$3,879,604,004
* Party-in-interest as defined under ERISA
** Not applicable

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2017 (CONTINUED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 25, 2017	/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer

Dated: September 25, 2017	/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources